Filed by Data Domain, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 001-33517
Dear Data Domain Customers and Partners,
Today we announced that Data Domain has entered into a definitive agreement to be acquired by NetApp.  The proposed merger is subject to Data Domain stockholder approval, certain regulatory approvals and customary closing conditions. Until the deal closes, each company will continue to operate independently, and it is business as usual.
Deal rationale. The merger combines our own market leading data protection and archive storage with NetApp’s best-in-class primary storage solutions. Worthy of note are the following characteristics of the combined entity.
•	In the face of never-abating data growth, the two companies share a passion for storage efficiency, using software and CPU-centric approaches to deliver ultra-efficient storage rather than the brute force method of adding more disk spindles to boost performance and availability. Disk spindles are expensive in large volume and consume great amounts of power and data center space. Our combined quest is simply to be the very best in enterprise data storage.

•	The combined company will deliver a broader solution footprint in the data center. This will allow enterprise customers to rely on a single vendor for more of their needs. The combined company will have a much stronger position in the highly competitive storage market place than either of the individual companies.

•	We see compelling opportunities to innovate through integration of our respective product sets, yielding enhanced compatibilities, feature sets and differentiation. Specifically, we believe that our combined storage solutions will address the complete spectrum of performance and capacity optimized storage needs. At Data Domain we have long recognized the need to become present in the primary storage market, and this merger accomplishes that objective in a very timely and compelling manner.

•	Data Domain partners may see an expanded opportunity to sell Data Domain products as a function of NetApp’s much deeper and broader sales coverage as well as customer base. Data Domain products will gain access to enterprise customers, vertical industry sectors and geographies where we have had less presence thus far.

•	The respective companies have a good cultural fit. We share similar business values and a commitment to superior technology and solutions.
We are very grateful to our partners and customers who chose Data Domain for their IT infrastructure needs. We believe that this merger will strengthen our business globally, accelerate our roadmap on critical technologies, and deliver a superior product, support and service experience for our valued customers and partners around the world.

There are still many details and activities to be worked through – and we expect many questions. We will be communicating with you as more information becomes available for us to share. To learn more about the acquisition, please visit www.datadomain.com.
Frank Slootman
President and CEO
Data Domain, Inc.
Forward-Looking Statements
Information set forth in this message contains forward-looking statements, which involve a number of risks and uncertainties. NetApp, Inc. (“NetApp”) and Data Domain, Inc. (“Data Domain”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of NetApp’s acquisition of Data Domain, including future financial and operating results, NetApp’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Data Domain’s stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in NetApp’s and Data Domain’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. NetApp and Data Domain disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
NetApp plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Data Domain plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about NetApp, Data Domain, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.

Participants in the Acquisition of Data Domain
NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Data Domain stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding NetApp’s executive officers and directors is included in NetApp’s definitive proxy statement, which was filed with the SEC on July 14, 2008, and additional information regarding Data Domain’s executive officers and directors is included in Data Domain’s Annual Report on Form 10-K/A for fiscal year ended December 31, 2008, which was filed with the SEC on April 30, 2009. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.